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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.      Form 20-F [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
February 8, 2006


                                   By:   /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary








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                                                NEUROCHEM INC.
                                                275, Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                              Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________


          NEUROCHEM ANNOUNCES THE INITIATION OF AN OPEN-LABEL PHASE III
                EXTENSION STUDY FOR ALZHEMED(TM) IN NORTH AMERICA


LAVAL, QUEBEC, FEBRUARY 8, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today its decision to initiate an 18-month open-label extension study for its ongoing North American Phase III clinical trial for Alzhemed(TM) (tramiprosate), its investigational product candidate for the treatment of Alzheimer's disease (AD). All patients who complete the Phase III clinical trial will be offered the opportunity to receive Alzhemed(TM) in an open-label extension study. This study will be initiated in the second quarter of 2006.

Neurochem is currently conducting a double-blind, randomized, placebo-controlled 18-month Phase III clinical trial in 1,052 mild-to-moderate AD patients which is being carried out at close to 70 sites across the United States and Canada. To date, 338 patients have already completed 12 months on study medication and the trial is now scheduled to be completed by January 2007.

"Alzheimer's disease is one of the scourges of our age," said Dr. Paul Aisen, Alzhemed(TM)'s principal investigator for the U.S. clinical sites and Professor of Neurology and Medicine, as well as Director, Memory Disorders Program, at Georgetown University Medical Center in Washington, D.C. "Alzhemed(TM) has shown promising results in clinical trials as a drug that may favourably influence the disease process. Furthermore, our experience with patients receiving Alzhemed(TM) for up to 20 months in an open-label Phase II extension study has been encouraging. Millions of patients would stand to gain if the results of Neurochem's Phase III trials are positive."

"We are pleased to extend our North American Phase III clinical trial into an open-label extension study and to continue to offer Alzhemed(TM) to the patients participating in this ongoing trial," said Denis Garceau, PhD, Neurochem's Senior Vice President, Drug Development. "We truly appreciate the opportunity to continue collaborating with the medical experts actively involved in the development of Alzhemed(TM)."

Neurochem is also actively pursuing the advancement of the Phase III clinical trial for Alzhemed(TM) in Europe, which was initiated in September 2005. The ongoing European Phase III clinical trial, a multi-centre, randomized, double-blind, placebo-controlled and parallel designed study, is progressing on schedule and will investigate the safety and efficacy of Alzhemed(TM) in treating AD, with some 930 mild-to-moderate AD patients


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expected to take part. The patients are randomized to receive either placebo or one of two different dose levels of Alzhemed(TM) for a period of 18 months, in addition to their regular treatment with any one of a number of approved acetylcholinesterase inhibitors. Enrollment is expected to be completed by the end of 2006.

Alzhemed(TM) is a small, orally-administered molecule designed to modify the course of AD as an amyloid (beta) antagonist by binding to soluble amyloid
(beta) peptide to inhibit or reduce amyloid deposition.

ABOUT ALZHEIMER'S DISEASE

Alzheimer's disease (AD) is a progressive form of dementia associated with specific brain pathologies. It impairs a person's cognitive and motor functions and gradually destroys the brain.

AD is the most common cause of dementia in our aging population. Almost
5 million individuals in the United States alone currently suffer from the condition. The U.S. Alzheimer's Association estimates that by 2025, over 22 million people worldwide will be afflicted.

According to a report commissioned by the U.S. Alzheimer's Association, AD costs American businesses approximately US$61 billion a year. That price tag includes US$24.6 billion for direct health care of Alzheimer's patients and US$36.5 billion to cover costs related to caregivers of AD patients, including lost productivity, absenteeism and worker replacement.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to addresses critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of the FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was concluded in April 2005. The Company is in the process of submitting a New Drug Application (NDA) for Fibrillex(TM) that the FDA has agreed to file and review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.


TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.



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This news release contains forward-looking statements regarding Alzhemed(TM)
(tramiprosate), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve Alzhemed(TM) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.


For further information, please contact:

Lise Hebert, PhD                                           Tel: 1-450-680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
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